EXHIBIT 3.1
                                                                     -----------

                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                          THOMAS PHARMACEUTICALS, LTD.


         Thomas Pharmaceuticals, Ltd., a corporation organized and existing under the laws of the State of New Jersey (the "Corporation"), hereby certifies as follows:

         1. The name of the corporation is Thomas Pharmaceuticals, Ltd. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on May 19, 2005.

         2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on June 12, 2008 and adopted by a majority of the Series B Preferred Stock shareholders through written on June 12, 2008 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the "Corporation Law").

         3. This Amendment to the Certificate of Incorporation herein certified effects the change to Article III.D.5.vii which will revise the definition of Conversion Price used in calculating the number of Class A Common Stock shares to be issued upon the conversion of the Series B Preferred Stock. To accomplish the foregoing amendment, subparagraph (vii) is deleted in its entirety and replaced with a new subparagraph (vii) to read as follows:

     "vii. As used herein, "Conversion Price " shall be defined as eighty percent (80%) of the lowest quoted bid price on the NASD OTC Bulletin Board (or any other securities exchange or trading market where the Class A Common Stock is listed or traded) for the thirty (30) trading days immediately preceding the Conversion Date."

         4. This Amendment to the Certificate of Incorporation herein certified effects the change to Article III.D.5 with an additional subparagraph which will limit the holders of the Series B Preferred Stock from converting these shares into Class A Common Stock pursuant to this Article III.D.5 to the extent that such conversion would cause the holders of the Series B Preferred Stock to hold more than 9.99% of the total Class A Common Stock at that time of conversion. To accomplish the foregoing amendment, a new and additional subparagraph (viii) shall be added to Article III.D.5 to read as follows:

     "viii. Notwithstanding any conversion pursuant to this Article III.D.5 shall be limited to the extent that the holders of the Series B Preferred Stock shall be able to convert these shares into Class A Common Stock so long as the total aggregate beneficial holdings of Class A Common Stock of the entity and/or individual converting shall not exceed 9.99% of the total outstanding Class A Common Stock at the time of conversion."

         5. This Amendment to the Certificate of Incorporation herein certified effects the change to Article III.D.6 with an additional sentence which will limit the voting rights of the Series B Preferred Stock shareholders to no more than 9.99% of the total voting rights of the aggregate of the Series B Preferred Stock, Class A Common Stock and Class B Common Stock shareholders. To accomplish the foregoing amendment, and a new and additional sentence shall be added to
Article III.D.6 to read as follows:

     "Notwithstanding anything to the contrary in this Article III.D.6 the holders of the Series B Preferred Stock shall at no time be able to vote more than 9.99% of the total shares voting at any Corporation shareholder meeting or written consent of shareholder action in lieu of meeting."





















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

         I, the undersigned officer of Thomas Pharmaceuticals, Ltd., certify that the foregoing Amendment to the Certificate of Incorporation of Thomas Pharmaceuticals, Ltd. sets forth the Amendment to the Certificate of Incorporation of the said Corporation as of the 12th day of June 2008.



         By:
             -----------------------------
               Mark Meller
               President


























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